RECEIVED
2007 MAY -1 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022999

NESTLÉ S.A.

082-01252

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

SUPPL

Vevey, 20th April 2007

Ladies and Gentlemen,

Please find enclosed the following documents regarding Nestlé S.A.:

- Copy of the communication to the SWX Stock Exchange, dated 20th April 2007 (sent by E-Mail)
- Invitation to the General Meeting of Shareholders of Nestlé S.A., as published on 12th March 2007

The Company hereby furnishes these documents to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (telephone : +41 21 924 2719; e-mail : michele.burger@nestle.com) should you have any questions.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Yours sincerely,
Nestlé S.A.

Michèle Burger
General Counsel Corporate

Encl: mentioned

SWX Swiss Exchange
by e-mail:
meldepflichten@swx.com

Vevey, 20th April 2007

Reporting obligations regarding the maintenance of listing of the Nestlé S.A. share (*Checklist reference numbers 3.01 and 3.04*)

Ladies and gentlemen,

The General Meeting of Shareholders of Nestlé S.A. was held in Lausanne, Switzerland, on 19th April 2007.

The agenda items (please see attachment) submitted to the shareholders were decided on as follows:

1 : approved
2 : approved
3 : approved
4 : approved
5 : approved

The next General Meeting of Shareholders of Nestlé S.A. will be held on **10th April 2008.**

Payment date of dividend and ex-dividend trading date: 25th April 2007.

Please do not hesitate to contact me, should you have any further queries.

Yours sincerely,

Michèle Burger
General Counsel Corporate

Encl: Invitation to the Annual General Meeting of Shareholders (as published on 12th March 2007)
Agenda

Cham and Vevey, March 12, 2007

Invitation to the Annual General Meeting

Dear Sir or Madam,

We have the honour to invite you to the

140th Annual General Meeting

to be held on Thursday, April 19, 2007, at 2.30 p.m. at the "Palais de Beaulieu" in Lausanne, Switzerland.

Agenda and proposals of the Board of Directors

1 **2006 annual report; accounts of Nestlé S.A. and of the Nestlé Group; reports of the auditors**
Proposal
Approval of the 2006 annual report, of the accounts of Nestlé S.A. and of the consolidated accounts of the Nestlé Group

2 **Release of the Board of Directors and of the Management**
Proposal
Release of the members of the Board of Directors and of the Management

3 **Decision on the appropriation of profits resulting from the balance sheet of Nestlé S.A.**
Proposal

Retained earnings	
Balance brought forward from 2005	CHF 875 365 054
Profit for the year 2006	CHF 6 898 667 700
	CHF 7 774 032 754
Proposed appropriation	
Transfer to the special reserve	CHF 2 500 000 000
Dividend for 2006, CHF 10.40 per share on 383 722 074 shares	CHF 3 990 709 569
Dividend for 2006, CHF 10.40 per share on 2 277 526 shares reserved for the option rights which may be exercised in the year 2007, on 2 230 269 shares to cover warrants and on 600 279 shares held for trading purposes	CHF 53 123 970
	CHF 6 543 833 539
Balance to be carried forward	CHF 1 230 199 215

4 Capital Reduction and consequent Amendment to Article 5 of the Articles of Association

Proposal

As announced in connection with the second share buy-back program of CHF 3 billion, launched on November 17, 2005, the Board of Directors proposes, in order to conclude such program, to reduce the share capital by CHF 7663200 through the cancellation of 7663200 registered shares with a nominal value of CHF 1 each. Consequently, Article 5 of the Articles of Association of the Company will be amended as follows:

Article 5 Share capital

The share capital is CHF 393072500 (CHF three hundred ninety three million and seventy two thousand five hundred) divided into 393072500 fully paid up registered shares having a nominal value of CHF 1 each.

Explanation

Nestlé S.A. completed its second share buy-back program by October 20, 2006 with the repurchase of 7663200 shares at an average price of CHF 391.36 per share on its second trading line on virt-x. The second buy-back program was announced in light of continued strong cash-flow, solid triple A rating and absence of major acquisitions.

Nestlé also still holds 4766300 "reserve shares", which were issued by resolution of the Annual General Meeting in 1989 to cover conversion or option rights resulting from future bond issues, or to be used for other purposes in the interests of the Company as decided by the Board of Directors. The "reserve shares" were paid up at their nominal value, but never allotted at market price.

To reduce the share capital, the Board proposes to cancel (i) these 4766300 "reserve shares", and (ii) 2896900 of the shares repurchased on the second trading line. The share capital in Article 5 of the Articles of Association will be reduced accordingly. The remaining 4766300 shares bought back on the second trading line will be used for the purpose of hedging Nestlé Group remuneration plans in Nestlé S.A. shares and options thereon.

In a special audit report for the Annual General Meeting, the Auditors KPMG Klynveld Peat Marwick Goerdeler S.A. have confirmed that the claims of the creditors are fully covered even after the capital reduction.

The capital reduction by cancellation of shares can only be accomplished, in particular, after publication of the notice to creditors in accordance with article 733 of the Swiss Code of Obligations. Such notice to creditors will be published after the Annual General Meeting in the Swiss Official Commercial Gazette.

5 Re-elections to the Board of Directors

Proposal

Individual re-elections of Mr. Peter Brabeck-Letmathe (for the term stated in the Articles of Association, i.e. five years) and Mr. Edward George (for a term of four years).

Explanation

The Board proposes the individual re-election of Mr. Peter Brabeck-Letmathe, Austrian, born 1944, Chairman and CEO of Nestlé S.A., and of Mr. Edward George (Lord George), British, born 1938, former Governor of the Bank of England.

Mr. Brabeck-Letmathe, who joined Nestlé in 1968, serves as Chief Executive Officer (Administrateur délégué) of Nestlé S.A. since 1997, assumed the office of Vice-Chairman of the Board in 2001 and is since 2005 the Chairman of Nestlé S.A. He has already announced his intention to step down as Chief Executive Officer following the 2008 Annual General Meeting.

Lord George is up for re-election the first time and has during his first term of office made very valuable contributions to the Company as a member of the Board and by serving in several Board Committees. Lord George's re-election is proposed for a term of four years, in line with the age limit (of 72) foreseen for Directors in the Board Regulations.

Admission cards

Admission cards can be ordered at any time prior to 12:00 a.m. (noon) on Thursday, April 12, 2007, at the latest, from the Share Transfer Office in Cham, Switzerland, by means of the enclosed reply form. The mailing of admission cards will start on Tuesday, April 3, 2007.

Only shareholders who are on record in the share register with voting rights on March 30, 2007, are entitled to exercise their voting rights.

Proxies

If you are unable to attend the General Meeting in person, you can be represented by another shareholder registered with voting rights, by Nestlé S.A. or by the independent representative pursuant to Article 689c of the Swiss Code of Obligations, Mr. Jean-Ludovic Hartmann, attorney, Boulevard de Pérolles 7, CH-1701 Fribourg, Switzerland. The enclosed reply form can be used to grant a proxy as well as to give voting instructions to the independent representative. If the independent representative does not receive written voting instructions for some or all of the proposals, he will vote in favour of the Board of Directors' proposals. Nestlé S.A. will only represent shareholders if they want to approve the proposals of the Board of Directors. All proxies with different instructions will be passed on to the independent representative. Signed proxies left blank will be deemed to be a mandate to Nestlé S.A. to vote in favour of the Board of Directors' proposals. The reply form can be sent to the Share Transfer Office in Cham or directly to the independent representative by using the appropriate envelope.

You will find enclosed the summary of the Management Report 2006 which will give you a brief overview of the financial results of the business year of the Company and of the Nestlé Group as a whole. If you wish to have more detailed information on the financial results and an insight into our different areas of activity, we invite you to order the full Management Report 2006, which will be available from March 15, 2007. For this purpose, please tick the appropriate box on the attached reply form. Should you also wish to receive the Half-yearly Report January/June 2007, which will be published in August 2007, we invite you to tick the corresponding box on the same reply form. These documents will also be available on the internet (www.nestle.com).

Please address all correspondence regarding the General Meeting to the Share Transfer Office of Nestlé S.A., P.O. Box 380, CH-6330 Cham, phone +41 41 785 20 20, fax +41 41 785 20 24.

Yours faithfully,

NESTLÉ S.A.
BOARD OF DIRECTORS

NESTLÉ S.A.

140th Annual General Meeting

on Thursday, April 19, 2007, at 2.30 p.m.
at the «Palais de Beaulieu» in Lausanne

Agenda:

1 **2006 annual report; accounts of Nestlé S.A. and of the Nestlé Group; reports of the auditors**

2 **Release of the Board of Directors and of the Management**

3 **Decision on the appropriation of profits resulting from the balance sheet of Nestlé S.A.**

4 **Capital Reduction and consequent Amendment to Article 5 of the Articles of Association**

5 **Re-elections to the Board of Directors**

END